FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

September 19, 2007

Item 3: News Release:

A news release dated and issued on September 19, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Ventures Inc. and Xstrata Zinc, are pleased to announce that the 2007/2008  field program budgeted at $5,000,000, has commenced on the Bathurst Mining Camp, Bathurst, New Brunswick.

Item 5: Full Description of Material Change:

September 19, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) and Xstrata Zinc, are pleased to announce that the 2007/2008  field program budgeted at $5,000,000, has commenced on the Bathurst Mining Camp, Bathurst, New Brunswick. The diamond drilling program designed to complete 25,000 m in 50 diamond drill holes, started in June, 2007, with three drill rigs currently in operation.  As of today, a total of 8 diamond drill holes for 3,267 meters have been completed along the Brunswick Horizon and throughout the southern and eastern portions of the Bathurst Mining Camp.

The Titan 24 deep earth imaging ground geophysical survey was initiated in August , 2007, and is expected to extend to end of November for a total of 135 line km.  At this time, the 45 line km south grid covering the southern extension of the Brunswick Horizon hosting the Brunswick No.12 and No.6 mines has been completed.  Data review and interpretation is presently in progress and diamond drilling on the first priority targets is expected to commence in October 2007.  The Titan 24 crew has moved on the western part of the Bathurst Mining Camp along the interpreted Brunswick Horizon known to host the Halfmile Lake, Fronsac, and Devil’s Elbow lead and zinc deposits.  A total of 70 line km of Titan 24 survey is planned over this prolific mineral bearing rock assemblage.

For logistical reasons and to avoid remote drilling during the winter months, a number of the drill targets located in the more inaccessible areas of the Bathurst Mining Camp were drilled first.

Eight drill targets have been drilled to date, with 42 remaining to be tested.

Jean Luc Roy, President of El Nino Ventures states ““We are pleased with how the drilling is progressing, and are very optimistic regarding the targets identified using the Titan 24 Deep Earth Imaging System.”

El Niño has the opportunity to earn 50 % of Xstrata Zinc’s interest in exploration projects in the Bathurst Mining Camp through an Option/Joint Venture Agreement signed in May 2006.

“We have already completed the first year, of a two year $10,000,000 work program, with $5,000,000 coming from the province of New Brunswick through a government grant. El Niño is very fortunate to have the support of the New Brunswick Government and to be working with Xstrata Zinc.” says Jean Luc Roy.

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño is currently in the middle of a 25,000 meter drill program on the Bathurst Mining Camp via an option/ joint venture agreement with Xstrata Zinc. El Niño has recently acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 19th day of September 2007.